SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of February 2002

Tomkins PLC

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: Notification of Major Interests in Shares
dated 14 February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date February 25, 2002

By:
Name: RICHARD NORMAN MARCHANT
Title: DIRECTOR AND COMPANY SECRETARY

: : 1

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1 ✓

Company Name:
Tomkins PLC ✓

Full Issuer Name:
Tomkins PLC ✓

AVS Security Number:
Unknown ✓

Release Date:
IMMEDIATELY ✓

Release Time:
IMMEDIATELY ✓

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton ✓

Tel. No:
020-8871-4544 ✓

Announcement Given To Third Parties:

Amendment:
No ✓

Headline:
Holding in company ✓

Schedule 10 - Notification of Major Interests in Shares ✓

1 Name of company:
Tomkins PLC ✓

2 Name of shareholder having a major interest:
Schroder Investment Management Limited and Schroders Plc ✓

3 Please state whether notification indicates that it is in respect of holding

Checked
DW

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
The registration is in respect of shares held and/or managed by Schroder Investment Management Limited and its subsidiary and affiliated companies in which Schroders Plc is also deemed interested by virtue of the Companies Act 1985.

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
See additional information

5 Number of shares/amount of stock acquired:
Not applicable

6 Percentage of issued class:
Not applicable

7 Number of shares/amount of stock disposed:
Not notified (see additional info.)

8 Percentage of issued class:
Not notified

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
14 February 2002

12 Total holding following this notification:
83,513,339

13 Total percentage holding of issued class following this notification:
10.82775%

14 Contact name for queries:
Denise Burton

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
15 February 2002

OH
JW

Additional Information:

4. Registered Holders:-

Schroder Nominees Limited	29,737,225
Chase Nominees Limited	29,626,684
British Coal Staff Superannuation a/c 9	4,800,000
BT Globenet Nominees Limited a/c 6B	1,179,900
Chase Manhattan Bank	430,000
HSBC Bank International a/c 10096301	240,000
Mineworkers' Pension Scheme a/c R	2,137,400
Morgan Nominees Limited a/c GRL-Crest ID:AG01	533,000
MSS Nominees Limited a/c 809797	539,442
MSS Nominees Limited a/c 809803	264,133
MSS Nominees Limited a/c 813812	520,500
MSS Nominees Limited a/c 823654	1,470,000
MSS Nominees Limited a/c 823666	395,000
MSS Nominees Limited a/c 831286	2,000,000
MSS Nominees Limited a/c 846435	634,071
Nortrust Nominees Limited	4,490,110
Nortrust Nominees Limited a/c BOCPF	1,000,000
Nutraco Nominees Limited	445,400
RBSTB Nominees Limited	1,586,918
State Street Nominees Limited	493,556
State Street Nominees Limited a/c 5H57	990,000
TOTAL	83,513,339

7. The notification is in respect of the notified shareholder's interest decreasing from greater than 11% to less than 11% of the company's issued share capital.

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